SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
5 December 2014 to 2 February 2015

DATE	DETAIL

02 February 2015	Transaction in Own Shares

02 February 2015	Total Voting Rights

15 January 2015	Notification of Major Interest in National Grid plc Ordinary Shares

14 January 2015	Transaction in Own Shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

29 January 2015: National Grid commences share buy-back programme
27 January 2015: National Grid Stops Q1 & Q3 Interim Management Statements